UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2013

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: June 5, 2013	By:	/s/ Bernard J. Pitz
Bernard J. Pitz, Chief Financial Officer

INTERTAPE POLYMER GROUP INC.

June 5, 2013

TO:	Autorité des marchés financiers
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
Manitoba Securities Commission
Ontario Securities Commission
Office of the Administrator of Securities, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

RE:	Intertape Polymer Group Inc.
- Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 –
Continuous Disclosure Obligations (“NI 51-102”)

Dear Sirs:

Following the annual meeting of shareholders of Intertape Polymer Group Inc. (“Intertape”) held on June 5, 2013, and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the meeting:

Item Voted Upon	Voting Result

1. Election of Directors	A ballot was conducted with respect to the election of directors. Based on proxies received prior to the meeting and ballots cast, the following individuals were elected as directors of Intertape until the next annual meeting of shareholders, with the following results:

Nominees	Votes For		Votes Withheld
Eric E. Baker	33,173,164	88.30%	4,393,679	11.70%
Robert M. Beil	36,267,702	96.54%	1,299,141	3.46%
George J. Bunze	36,762,702	97.86%	804,141	2.14%
Robert J. Foster	36,251,202	96.50%	1,315,641	3.50%
James Pantelidis	37,258,013	99.18%	308,830	0.82%
Jorge N. Quintas	36,436,702	96.99%	1,130,141	3.01%
Gregory A. C. Yull	35,741,466	95.14%	1,825,377	4.86%
Melbourne F. Yull	35,752,610	95.17%	1,814,233	4.83%

2. Appointment of Auditors	Raymond Chabot Grant Thornton LLP, Chartered Accountants, were appointed as Intertape’s auditors on a vote by show of hands.

Yours truly,

INTERTAPE POLYMER GROUP INC.

per:	/s/ Eric E. Baker
Eric E. Baker
Chairman of the Board of Directors